# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shimmick Corporation, CIK 0001887944
CUSIP: 82455M109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 530 Technology Drive, Suite 300, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001997607

## Reporting persons
- Mitchell B. Goldsteen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,974,873; sole dispositive power 0; shared dispositive power 20,974,873; aggregate amount beneficially owned 20,974,873 (57.8% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 20,974,873 shares of Common Stock, par value $0.01 per share, of the Issuer (the "Shares") directly held by GOHO, LLC ("GOHO"). Mitchell Goldsteen is the sole managing member of GOHO.
  
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 36,300,928 Shares outstanding as of April 20, 2026, as reported on the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 22, 2026.
- GOHO, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,974,873; sole dispositive power 0; shared dispositive power 20,974,873; aggregate amount beneficially owned 20,974,873 (57.8% of the class)
  Comment: Rows 6, 8 and 9: The amount reported represents 20,974,873 Shares directly held by GOHO. Mitchell Goldsteen is the sole managing member of GOHO.
  
  Row 11: The aggregate percentage of Shares reported owned by each person named herein is based upon 36,300,928 Shares outstanding as of April 20, 2026, as reported on the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 22, 2026.

## Item 1. Issuer
Name of issuer: Shimmick Corporation
Address of issuer's principal executive offices: 530 Technology Drive, Suite 300, Irvine, California 92618

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly by each of the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons") pursuant to a joint filing agreement:

(i) Mitchell B. Goldsteen, who serves as Executive Chairman of the Issuer; and
(ii) GOHO, LLC, a limited liability company organized under the laws of the State of Delaware.
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is 530 Technology Drive, Suite 300, Irvine, California 92618.
Citizenship: Mitchell B. Goldsteen is a citizen of the United States. GOHO, LLC is a limited liability company formed under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 20,974,873
Percent of class: 57.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 20,974,873
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 20,974,873

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
By virtue of the relationships as described above in Item 4, the Reporting Persons may be deemed to be a group.

Exhibits.

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of Shimmick Corporation's Schedule 13G filed on February 9, 2024).*

*Previously Filed

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mitchell B. Goldsteen: /s/ Mitchell B. Goldsteen, Mitchell B. Goldsteen, Individually (05/15/2026)
- GOHO, LLC: /s/ Mitchell B. Goldsteen, Mitchell B. Goldsteen, Manager (05/15/2026)